UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2021-3

(Exact name of issuing entity as specified in its charter)

Commission file number of the issuing entity: 333-228364-16

Central Index Key Number of issuing entity: 0001868834

SANTANDER DRIVE AUTO RECEIVABLES LLC

(Exact name of depositor as specified in its charter)

Commission file number of depositor: 333-228364

Central Index Key Number of depositor: 0001383094

SANTANDER CONSUMER USA INC.

(Exact name of sponsor as specified in its charter)

Central Index Key Number of sponsor: 0001540151

c/o Santander Drive Auto Receivables LLC

1601 Elm Street, Suite 800

Dallas, Texas 75201

(214) 292-1930

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A-1 Notes

Class A-2 Notes

Class A-3 Notes

Class B Notes

Class C Notes

Class D Notes

Class E Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934 SANTANDER DRIVE AUTO RECEIVABLES TRUST 2021-3 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 16, 2025

SANTANDER DRIVE AUTO RECEIVABLES TRUST 2021-3 (Issuing Entity)

By: Santander Consumer USA Inc., as Administrator

By:	/s/ Craig Shmoldas
Name:	Craig Shmoldas
Title:	Vice President